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                                                                  Exhibit (a)(9)

         This advertisement is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer is made only by the Offer to Purchase dated February 11, 1998 and the related Letter of Transmittal that are being mailed to holders of Common Stock of The Liberty Corporation and is not being made to, nor will the Company accept tenders from or on behalf of, such holders in any state of the United States or any foreign jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such state or foreign jurisdiction. In those states or foreign jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by Goldman, Sachs & Co. or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

                      Notice of Offer to Purchase for Cash

                                       By

                            THE LIBERTY CORPORATION
                                       of
                           Up to 2,000,000 Shares of
                                Its Common Stock
           (Including the Associated Preferred Stock Purchase Rights)

         The Liberty Corporation, a South Carolina corporation (the "Company"), invites its stockholders to tender shares of its Common Stock, no par value (including the associated preferred stock purchase rights), at prices not greater than $52.00 nor less than $45.50 per Share, net to the seller in cash, as specified by such stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 11, 1998 and in the related Letter of Transmittal (which together constitute the "Offer").

         The Offer is not conditioned upon any minimum number of Shares being tendered but is subject to certain other conditions set forth in Section 7 of the Offer to Purchase.

         THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, MARCH 11, 1998 (THE "EXPIRATION DATE"), UNLESS THE OFFER IS EXTENDED.

         The Company will determine a single per Share price (not greater than $52.00 nor less than $45.50 per Share) that it will pay for the Shares validly tendered

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pursuant to the Offer and not withdrawn (the "Purchase Price"), taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to purchase 2,000,000 Shares (or such lesser number of Shares as are validly tendered at prices not greater than $52.00 nor less than $45.50 per Share) pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, including the provisions thereof relating to proration and conditional tenders, the Company will purchase all Shares validly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date. The Company reserves the right to extend the Offer at any time or from time to time by oral or written notice to Wachovia Bank, N.A. (the "Depositary"), in which event the term "Expiration Date" shall mean the latest time and date to which the Offer is so extended. Upon the terms and subject to the conditions of the Offer, if more than 2,000,000 Shares have been validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date, the Company will purchase Shares in the following order of priority:

            a. all Shares tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date by any stockholder who owned beneficially an aggregate of fewer than 100 Shares (including any Shares acquired pursuant to the Company's Performance Incentive Compensation Program) as of the close of business on February 10, 1998 and who validly tenders all of such Shares (partial tenders will not qualify for this preference) and completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

            b. after purchase of all of the foregoing Shares, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, all other Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date on a pro rata basis, if necessary (with appropriate adjustments to avoid purchases of fractional Shares).

         Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after April 8, 1998 unless theretofore accepted for payment as provided in the Offer to Purchase. To be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution, as defined in the Offer to Purchase (except in the case of Shares


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tendered by an Eligible Institution) must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility, as defined in the Offer to Purchase, to be credited with the withdrawn Shares. Withdrawals may not be rescinded and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.

         The Company will be deemed to have accepted for payment (and thereby purchased) subject to the proration and conditional tender provisions of the Offer, Shares that are validly tendered and not withdrawn, as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of Shares.

         The Company believes that the purchase of the Shares will benefit the Company and its stockholders over the long term by enhancing earnings per Share. The Company also believes that this is an attractive time for the Company to make such purchases, given its financial condition and outlook and current market conditions. The Company has divested certain assets and expects to receive approximately $180 million from the sale of Pierce National Life Insurance Company. Prior to the announcement of the Offer, the Company had been considering a variety of alternatives for the use of excess cash with the goal of enhancing stockholder value. The Board of Directors has determined that the Offer accomplishes this objective in an efficient manner. The Company may use any proceeds from the sale of Pierce that are in excess of the proceeds necessary to fund the Offer to repay debts, make acquisitions, repurchase stock or for other general corporate purposes.

         The Offer will afford to stockholders who are considering the sale of all or a portion of their Shares the opportunity to determine the price at which they are willing to sell their Shares and, in the event the Company accepts such Shares for purchase, to dispose of Shares without the usual transaction costs associated with a market sale. The Offer will also allow qualifying stockholders owning beneficially fewer than 100 Shares to avoid the payment of brokerage commissions and any applicable odd-lot discount payable on a sale of Shares in a transaction effected on a securities exchange.

         Neither the Company nor its Board of Directors makes any recommendation to any stockholder whether to tender all or any Shares. Each stockholder must make his or her own decision whether to tender Shares and, if so, how many Shares to tender and at what price. The Company has been


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advised that no director or executive officer of the Company intends to tender
Shares pursuant to the Offer.

         The information required by Rule 13e-4(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

         The Offer to Purchase and the related Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer. Copies of the Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares and may be obtained at the expense of the Company from the Information Agent or the Dealer Managers at the addresses set forth below.

                           The Information Agent is:

                             D.F. KING & CO., INC.

                                77 Water Street
                            New York, New York 10005

                            Toll Free 1-800-290-6427

                     The Dealer Managers for the Offer are:

                              GOLDMAN, SACHS & CO.

                                85 Broad Street
                            New York, New York 10004
February 11, 1998.          Toll Free 1-800-323-5678


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